UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Russell Investment Management Company

U.S. One Trust

Russell Financial Services, Inc.

1301 Second Avenue

18th Floor

Seattle, WA 98101

File No. 812-13669

Fifth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Elliot Cohen

Associate General Counsel

Russell Investment Management Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

With a copy to:

John V. O’Hanlon

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116

Page 1 of 149 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on April 14, 2011.

TABLE OF CONTENT

I.	INTRODUCTION	5

	A. Summary of Application	5
	B. Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission	10

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES	11

	A. General	11
	B. The Trust and the Initial and Future Funds	14
	C. The Adviser and Sub-Advisers	15
	D. RFS	16
	E. Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	17
	F. The Index Provider	17
	G. The Calculation Agent	18
	H. Indexes and Calculation Agent	19
	I. Applicability to Initial and Future Funds	35
	J. Capital Structure and Voting Rights; Book-Entry	36
	K. Description of the Funds	37
	1. Investments	37
	2. Implementation of Investment Strategy	38
	3. Securities in each Fund’s 20% Asset Basket Not Included in its Underlying Index	40
	4. Additional Objectives	41
	5. Depositary Receipts	42
	L. Management of the Funds	42
	M. Exchange Listing	42
	N. Description of Purchase and Redemption Provisions	43
	1. Portfolio Turnover	44
	2. Fund Transparency	44
	O. Sales of Shares	46
	1. General	46
	2. Payment Requirements for Creation Units	50
	3. Placement and Acceptance of Creation Unit Purchase Orders	56
	4. Purchases Through the Shares Clearing Process	56
	5. Purchases “Outside” the Shares Clearing Process	56
	6. Rejection of Creation Unit Purchase Orders	58

	P. Pricing	59
	Q. Redemption	60
	R. Qualification as a Regulated Investment Company	64
	S. Dividends, Distributions and Tax	65
	T. Dividend Reinvestment Service	66
	U. Shareholder Transaction and Distribution Expenses	66
	V. Shareholder Reports	67
	W. Availability of Information	67
	X. Sales and Marketing Materials	69
	Y. Procedure by Which Shares Will Reach Investors: Disclosure Documents	71
	Z. Potential Conflicts of Interest	73
	1. Affiliated Index Provider	73
	2. Unaffiliated Index Provider	77

III.	IN SUPPORT OF THE APPLICATION	81

	A. Summary of the Application	81
	B. Benefits of the Proposal	84
	1. Intra-Day Trading	85
	2. Maintaining a Competitive Position in the Global Securities Markets	85
	C. The Product Does Not Raise Concerns	86
	1. Structure and Operation of the Funds	86
	2. Investor Uses and Benefits of Products	88
	3. The Commission Should Grant the Exemptive Relief Requested	89

IV.	REQUEST FOR ORDER	89

	A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	89
	B. Exemption from the Provisions of Section 22(d) and Rule 22c-1	93
	C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	97
	D. Exemption from the Provisions of Section 22(e)	104
	E. Exemptions from the Provisions of Section 12(d)(1)	109
	1. Concerns Underlying Sections 12(d)(1)(A) and (B)	110

V.	EXPRESS CONDITIONS TO THE APPLICATION	118

	A. Exchange Traded Fund Relief	118
	B. Section 12(d)(1) Relief	118

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	123

I.	INTRODUCTION

A.	Summary of Application

In this fifth amended and restated application (the “Application”), Russell Investment Management Company (“RIMCo”), U.S. One Trust (“Trust”) and Russell Financial Services, Inc. (“RFS” and together with RIMCo and the Trust, the “Applicants”), apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”).

Applicants request that the Order requested herein also apply to the series of the Trust described herein and identified in Exhibit C (“Initial Funds”) as well as to any other future series of the Trust or other registered open-end investment company or series thereof, advised by RIMCo or an entity controlling, controlled by, or under common control with RIMCo (“Adviser”), that operate in accordance with the terms and conditions stated in this Application (“Future Funds”).1 Any Future Funds will (a) be advised by the Adviser and (b) comply with the terms and conditions of this Application. The Initial Funds and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds.” The requested Order would permit, among other things:

[1]	On February 23, 2011, Frank Russell Company, the parent company of RIMCo, completed its acquisition of U.S. One, Inc., a registered investment adviser and ETF provider. RIMCo is now the investment adviser to the Trust.

•

The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value per Share (as defined below) (“NAV”);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•

Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds and shares of Actively-Managed Funds (as defined below) beyond the limitations in Section 12(d)(1)(A); and

•

The Funds and the Actively-Managed Funds, any principal underwriter for such fund and any Broker (as defined below) to sell Shares of the Funds or shares of the Actively-Managed Funds, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”2 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

[2]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds or Actively-Managed Funds3 (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Actively-Managed Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Actively-Managed Funds, and any principal underwriter for the Funds or Actively-Managed Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell such shares beyond the limitations in Section 12(d)(1)(B), and (ii) under Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund or Actively-Managed Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Actively-Managed Funds are affiliated persons, or affiliated persons of affiliated persons

[3]	The term “Actively-Managed Funds” as used in this Application refers to exchange-traded funds that utilize active management investment strategies, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds.

(“Fund of Funds Relief”). “Fund of Funds” does not include the Funds or Actively-Managed Funds.

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Funds and Future Funds; (2) Actively-Managed Funds; (3) any principal underwriter for the Funds or Actively-Managed Funds and any Brokers selling Shares of a Fund or shares of an Actively-Managed Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Actively-Managed Fund regarding the terms of such Fund of Funds’ investment (“FOF Participation Agreement”).4 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in the Fund, or Actively-Managed Fund, as the case may be, and not in any other investment company.

Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each a “Fund of Funds Sub-Adviser”). Any investment adviser to a

[4]	Any Actively-Managed Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

Fund of Funds will be registered under the Advisers Act. Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

Frank Russell Company d/b/a Russell Investments (“Russell” or the “Index Provider”) has created certain institutional benchmark indexes (the “Russell Indexes”), as described below, which may serve as benchmark indexes to be tracked by the Funds.5

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Fund of Funds may rely on the Order only to invest in Funds and Actively-Managed Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Applicants seek relief to permit a Fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating exchange-traded funds (“ETFs”).6

[5]	The Funds may also utilize securities indexes other than the Russell Indexes (i.e., securities indexes provided by unaffiliated persons).
[6]

See In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28723 (May 11, 2009) (notice) and IC Rel. No. 28752 (June 1, 2009) (order); In the Matter of IndexIQ ETF Trust, et al. IC Rel. No. 28638 (Feb. 27, 2009) (notice) and IC Rel. No. 28653 (Mar. 20, 2009); In the Matter of WisdomTree Investments Inc., et al., IC Rel. No. 27324 (May 18, 2006) (notice) and IC Rel. No. 27391 (Jun. 12, 2006) (order) (“WisdomTree”); In the Matter of Fidelity Commonwealth Trust, et al., IC Rel. No. 26166 (Aug. 22, 2003) (notice) and IC Rel. No. 26178 (Sept. 12, 2003) (order) (“Fidelity”); In the Matter of PowerShares Exchange-Traded Fund Trust, et al., IC Rel. No. 25961 (Mar. 4, 2003) (notice) and IC Rel. No. 25985 (Mar. 28, 2003) (order) (“PowerShares”); In the Matter of Rydex ETF Trust et al., IC Rel. No. 25948 (Feb. 27, 2003) (notice) and IC Rel. No. 25970 (Mar. 25, 2003) (order) (“Rydex ETF”); In the Matter of UBS Global Asset Management (US) Inc. and Fresco Index Shares Funds, IC Rel. No. 25738

Footnote	continued on next page

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts. Each Fund will hold certain equity and/or fixed income securities (“Portfolio Securities”) selected to correspond generally to the performance of a specified index consisting solely of equity and/or fixed income securities (individually, an “Underlying Index” or “Index” and collectively, the “Underlying

(Sept.18, 2002) (notice) and IC Rel. No. 25767 (Oct. 11, 2002) (order) (“Fresco”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., IC Rel. No. 25409 (Feb. 5, 2002) (notice) and IC Rel. No. 25451 (Mar. 4, 2002) (order) (“Nuveen”); In the Matter of Vanguard Index Funds, et al., IC Rel. No. 24680 (Oct. 6, 2000) (notice) and IC Rel. No. 24789 (Dec. 12, 2000) (order) (“VIPERS”); In the Matter State Street Bank and Trust Company, et al., IC Rel. No. 24631 (Sept.1, 2000) (notice) and IC Rel. No. 24666 (Sept. 25, 2000) (order) and In the Matter of the Select Sector SPDR Trust, et al., IC Rel No. 23492 (Oct. 20, 1998) (notice) and IC Rel. No. 23534 (Nov. 13, 1998) (order) (“Select Sector SPDRs”); In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24394 (Apr. 17, 2000) (notice) and IC Rel. No. 24451 (May 12, 2000) (order) and In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 24393 (Apr. 17, 2000) (notice) and IC Rel. No 24452 (May 12, 2000) (order) (“iShares”); In the Matter of The Foreign Fund, Inc., et al., IC Rel. No. 21737 (Feb. 6, 1996) (notice) and IC Rel. No. 21803 (Mar. 5, 1996) (order) (“WEBS”); and In the Matter of CountryBaskets Index Fund. Inc. et al., IC Rel. No. 21736 (Feb. 6, 1996) (notice) and IC Rel. No. 21802 (Mar. 5, 1996) (order) and (“CountryBaskets Order”). Each of the above sought relief pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), and Rule 22c-1, and pursuant to Section 6(c) and Section 17(b) of the Act from the provisions of Section 17(a). PIMCO and IndexIQ also sought relief pursuant to Section 6(c) of the Act from the provisions of Sections 22(d) and 22(e), and pursuant to Section 12(d)(1)(J) of the Act from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B). VIPERS did not seek relief from Section 5(a)(1) of the Act. The Fresco, Nuveen, WEBS, iShares and CountryBaskets Applications sought relief from Section 22(e) of the Act. The Fidelity, PowerShares, Rydex, Fresco and VIPERS Applications each sought relief under Section 24(d) of the Act. See also, In the Matter of BLDRS Index Funds Trust, et al., IC Rel. No. 25772 (Oct. 17, 2002) (notice) and IC Rel. No. 25797 (Nov. 8, 2002) (order) (“BLDRS”); In the Matter of MidCap SPDR Trust, Series 1, IC Rel. No. 20797 (Dec. 23,1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order) (“MidCap”); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) (“Diamonds”); In the Matter of the Nasdaq 100 Trust, et al., IC Rel. No. 23668 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order) (“Nasdaq-100 Trust”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. 17809 (Oct. 19, 1990) (order) (“SuperTrust”), granting exemptions under Section 6(c) from Sections 4(2), 22(c) and Rule 22c-1 thereunder, and 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving the exchange of shares of Capital Market Fund, Inc. for units of beneficial interest (“SuperUnits”) of the SuperTrust, each separable at the option of the holder into two complimentary components of interest (“SuperShares”).

Indexes”). For purposes of this Application, references to Funds include the Initial Funds (as described below) and Future Funds. Certain of the Underlying Indexes will be solely comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Index”). Other Indexes will be solely comprised of foreign equity and/or fixed income securities or a combination of domestic and foreign equity and/or fixed income securities (“Foreign Indexes”).

The initial funds (the “Initial Funds”) are organized as separate series of the Trust. The Trust is registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission in respect of the Initial Funds it intends to offer.7 Each Initial Fund will track an Index of selected equity securities; Future Funds may track Domestic or Foreign Indexes. Funds which track Domestic Indexes are referred to as “Domestic Funds” and Funds which track Foreign Indexes are referred to as “Foreign Funds.”

Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., 50,000 Shares). Applicants expect that the initial price per Share of each Fund will fall in the range of $20 to $600.8 Accordingly,

[7]	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.
[8]	Applicants believe that a conventional trading range will be between $20-$600 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

Applicants expect that the initial price of a Creation Unit will be between $1,000,000 (assuming the lowest price of $20 per Share) and $30,000,000 (assuming the highest price of $600 per share). Applicants have not yet established the initial value per Share for the Initial Funds.

The Trust, on behalf of the Initial Funds, has submitted an application to list the Shares of the Initial Funds on the NYSE Arca. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a specialist and maintain a market on the Exchange for Shares trading on the Exchange (the “Exchange Specialist”). If NASDAQ is the listing Exchange, one or more member firms of NASDAQ will act as a market maker (“Market Maker”) and maintain a market on NASDAQ for Fund Shares trading on NASDAQ.9

Shares will not be individually redeemable; only Fund Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded. Applicants intend that the NAV of the Fund Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready

[9]	If Fund Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Fund Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Fund Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Fund Shares, as described below.

redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the Underlying Index. “In-kind” purchases and redemptions will be made only in Creation Units.

B.	The Trust and the Initial and Future Funds

The Trust, which is organized as a Delaware statutory trust, is an open-end management investment company. The Initial Funds are separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933 (the “Securities Act”), as amended. The Initial Funds will consist largely of some or all of the component securities (the “Component Securities”) of an Underlying Index.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies or series thereof whose activities are overseen by a Board.10

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “index-based exchange-traded fund,” “ETF,” “index-based ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.	The Adviser and Sub-Advisers

RIMCo will be the investment adviser to each of the Initial Funds and will, in each case, possess full discretionary investment authority with respect to the Initial Funds or discrete portions of Initial Funds that includes the ability to appoint sub-advisers to the Initial Funds. RIMCo is a Washington corporation, with its principal office located at 1301 Second Avenue, 18th Floor, Seattle, WA 98101. RIMCo is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers

[10]	The term Board as used in this Application includes the board of directors of any Fund.

Act”). Any investment adviser to Future Funds will be registered as an investment adviser under Section 203 of the Advisers Act.

The Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).11 Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”).

D.	RFS

RFS, a Washington corporation, is a broker-dealer registered under the Exchange Act and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). RFS is a wholly owned subsidiary of the Adviser, and as such, each of the Adviser and RFS is an affiliated person of each other within the meaning of Section 2(a)(3)(C) of the Act. RFS or an unaffiliated registered broker-dealer will serve as the principal underwriter and

[11]	The Adviser has filed a separate application with the Commission for “manager of managers” relief to permit the Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

distributor of the Funds (the “Distributor”).12 The Distributor will distribute shares on an agency basis.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of the Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

F.	The Index Provider

Russell is a leader in constructing and maintaining equity security indices. Russell is a Washington corporation which operates through subsidiaries worldwide and is a subsidiary of The Northwestern Mutual Life Insurance Company. The Adviser is a wholly owned subsidiary of Russell, and as such, Russell and the Adviser are each an affiliated person of

[12]	Applicants note that the Trust has entered into an agreement with Foreside Fund Services, LLC, a Delaware limited liability company (“Foreside”), pursuant to which Foreside may distribute certain Funds. Applicants note that the Trust intends to enter into an agreement with ALPS Distributors, Inc., a Colorado corporation (“ALPS”), pursuant to which ALPS may distribute certain Funds.

each other within the meaning of Section 2(a)(3)(C) of the Act. The Russell Indexes are constructed to provide a comprehensive and unbiased barometer of the market cap segment they represent. All of the Russell Indexes are reconstituted periodically, but not less frequently than annually nor more frequently than monthly, to ensure new and growing equities and fixed income securities are reflected. Over the past 25 years, Russell’s innovative methodology has helped the Russell Indexes become the benchmarks most used by institutional investors. Currently, institutional investment professionals responsible for over $4.3 trillion in assets use Russell Indexes to guide their portfolios. Russell Indexes represent over 98% of the investable universe worldwide. Russell Indexes are objective, comprehensive, and built according to transparent rules. Industries and sectors are represented by a wide variety of securities, rather than samples found in other indexes. Russell Indexes are rigorously maintained. Rules dictate additions to the indexes every quarter, ensuring constant coverage. Member stocks are not selected by a committee. Russell allows the market to decide what stocks are included, based on capitalization, so the Russell Indexes remain relevant no matter how market activity changes.

G.	The Calculation Agent

As owner of the Indexes, Russell will enter into an agreement (“Calculation Agent Agreement”) with one or more unaffiliated third parties to act as “Calculation Agent”. The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the

Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor.13

H.	Indexes and Calculation Agent

a.	Description of the Indexes

Each Fund seeks to invest in a portfolio of securities that substantially replicate14 a particular benchmark index, subject to the requirements discussed below in “Implementation of Investment Strategy.”15

The Underlying Indexes are developed by Russell based on its own proprietary model employing its intellectual property and industry expertise.16 In establishing each Underlying Index, the Index Provider has developed a set of clearly defined inclusion/exclusion criteria for determining when a security should be included or excluded from an Underlying Index. This proprietary, rules-based methodology which is used to determine the composition of each Index, and the policies and procedures to be followed by the Calculation Agent in maintaining each Index, is described in the index composition methodology (the “Index Composition Methodology” or “Methodology”) (the Index Composition Methodology for the Underlying Indexes for the Initial Funds is attached hereto as Exhibit D). The

[13]	Applicants intend to submit a separate application for exemptive relief, which application will be substantially identical to this Application, but will request relief to utilize an affiliated calculation agent.
[14]	Certain of the Initial Funds utilize a representative sampling strategy.
[15]	The Adviser may make the Underlying Indexes available to Client Accounts and offer its services as investment adviser to these Client Accounts. These Client Accounts, like the Funds, would seek to track the performance of one or more Underlying Indexes by investing in the constituent securities of such Index(es) or a representative sample of such securities. To the extent prohibited by Section 17(a), and consistent with the relief requested from Section 17(a) of the Act herein, the Client Accounts will not engage in Creation Unit transactions with a Fund. The Index Provider may license the Underlying Indexes to third parties.
[16]	Applicants note that certain Underlying Indexes may be developed utilizing the intellectual property of certain third parties under contractual arrangement with Russell.

Calculation Agent has sole responsibility and authority for maintaining each Underlying Index and determining, in accordance with this clearly defined criteria, which securities are to be added or removed from an Underlying Index. Each Underlying Index is compiled, maintained and calculated without regard to the Adviser, the Sub-Adviser, or the Distributor. The Calculation Agent has no obligation to take the specific needs of the Adviser, Sub-Adviser or Distributor into account in the determination and calculation of the Underlying Index. Each Underlying Index will be “transparent,” that is, the Index Composition Methodology and the composition of each Index will be freely available to the public, any change to the composition of an Index will be made pursuant to the Index Composition Methodology and any changes to the Index Composition Methodology will also be freely available to the public well in advance of implementation.

The Calculation Agent will implement the Index Composition Methodology, calculate and maintain the Underlying Indexes, and calculate and disseminate the Index values in accordance with Commission and Exchange requirements. The Calculation Agent will determine the number, type, and weight of securities that will comprise each Index and will perform or cause to be performed all other calculations necessary to determine the proper make-up of the Index, including the reconstitutions for such Index, will be solely responsible for all such Index maintenance, calculation, dissemination and reconstitution activities, and will disseminate Index information through a major market data vendor. Index values on a total return basis will be disseminated on an end-of-day basis through a major market data vendor. Price index values will be calculated by the Calculation Agent or a third party service provider and disseminated every 15 seconds by an exchange so that such Index values are available in the market place. A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends. A “price index value” reflects only price appreciation (or depreciation) of the constituent securities. Information on the Underlying Indexes, including the identities and weightings of the Underlying Index constituents, will be available on Russell’s Website (the “Website”), as will a description of the Index Composition Methodology and Portfolio Holdings of each Fund. Certain employees of the Index Provider and its affiliates who have responsibility for the Underlying Indexes and Index Composition Methodology, as well as those employees of the Index Provider and its affiliates appointed to assist such employees in the performance of their duties (collectively, known as “Index Personnel”), will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Index Composition Methodology. Index Personnel do not, and will not, have any responsibility for management of the Funds or Client Accounts.

Each Fund will be listed on the Exchange. The Exchange will not be affiliated with the Trust, the Funds, the Adviser, the Sub-Adviser or the Distributor. Each Fund is entitled to use its respective Underlying Index pursuant to a licensing agreement between RIMCo and the Index Provider.

Applicants observe that the exchange-traded fund structure and operation is no longer novel. For well over a decade, the Commission has had an opportunity to review the operation of exchange-traded funds to determine that they would not lead to abuses that the

Act addresses. As of August, 2010, over 890 of these products were traded on Exchanges.17 In fact, some index-based ETFs are among the most actively traded issues on an Exchange.

Applicants submit that during the past decade, the degree of portfolio management used by exchange-traded funds has progressed from the passive strict replication strategies followed by the early UIT products such as the SPDR, DIAMONDS and QQQs, to the sampled and/or optimized portfolio strategies used by the management company products such as CountryBaskets, WEBS, iShares, Select Sector SPDRs and VIPERS and most recently to the enhanced strategies of the PowerShares products.

Applicants believe that the Funds’ investment strategy of tracking the Underlying Indexes fits within the scope of these precedents. Indeed, Applicants submit that, if the Index Provider were not an “affiliated person” of the Trust and its Funds,18 (i) the Funds’ use of the Underlying Indexes would be indistinguishable from the use of existing indexes by other exchange-traded funds currently trading, and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including exchange-traded funds. Applicants further submit that the affiliation of the Index Provider to the Funds no longer presents a novel issue for the Commission as the Commission has already granted a similar order for exchange-traded funds in which the Index Provider was similarly affiliated

[17]	See Investment Company Institute, “Number of Exchange-Traded Funds by Type: August 2010” (October 13, 2010) (available at: http://www.ici.org/research/stats/etf/etfs_08_10).
[18]	The Adviser is an “affiliated person” of the Trust and the Funds pursuant to Section 2(a)(3) of the Act. The Index Provider, as parent of the Adviser, is an affiliated person of the Adviser, and therefore an affiliated person of an affiliated person of the Trust and the Funds.

with the exchange-traded fund’s investment adviser.19 Applicants submit that the structure of the Funds as described herein are substantially similar to the structure of existing exchange-trade funds, including those described in the IndexIQ Order, WisdomTree Order and HealthShares Order.20 Applicants further submit that the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of exchange-traded funds now trading.

Applicants assert that the Underlying Indexes will be as or more transparent than any index used by existing exchange-traded funds. Like the Russell 1000®, Russell 2000®, and Russell 3000® Indexes, created and owned by Russell, the Underlying Indexes owned by the Index Provider have been created using a clearly defined Index Composition Methodology that will be publicly available. To ensure that its Underlying Indexes are transparent, the Index Provider will publish in the public domain, including on its website, and/or the Funds’ Website, all of the rules that govern inclusion and weighting of securities in each of its Underlying Indexes. Applicants believe that this enhanced level of transparency will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Like all index providers, the Index Provider reserves the right to modify the Index Composition Methodology in the future. While the Index Provider

[19]	See, e.g., In the Matter of IndexIQ ETF Trust, et al. Investment Company Release Nos. No. 28638 (Feb. 27, 2009) (notice) and 28653 (Mar. 20, 2009) (order); In the Matter of WisdomTree Investments Inc., et al., Investment Company Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order); In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order), as amended by In the Matter of HealthShares, Inc. et al., Investment Company Release Nos. 27916 (notice) (July 27, 2007) and 27930 (order) (August 20, 2007).
[20]	Id.

does not presently contemplate specific changes to the Index Composition Methodology, the Methodology could, for example, be modified to reflect changes in the underlying market tracked by an Index. As an example, the Methodology could be modified to change the capitalization range of companies eligible for inclusion in an Underlying Index. Such changes would not take effect until (1) the Index Provider has given the Calculation Agent reasonable prior written notice of such rule changes and (2) the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect. The Index Provider is solely responsible for the creation and development of the Index Composition Methodology and determining the nature of modifications to the Index Composition Methodology. The policies and procedures (“Firewalls”) discussed below are designed to prevent the Adviser, or any affiliated person of the Adviser or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from the portfolios of any Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Index Composition Methodology and requiring significant advance publication of changes to the Index Composition Methodology, the Trust’s Underlying Indexes will be as or more transparent than any index used by existing exchange-traded funds. For example, certain indexes used by existing exchange-traded funds are “committee-based” not “rules-based”; that is, securities may be added to, or deleted from, such indexes as a result of committee decision. As the criteria used as the basis of the committee’s decision may not be fully disclosed or available to the general public, it may be difficult for market participants to predict which securities will be added to, or deleted from, one of these indexes. Similarly, certain other indexes used by existing exchange-traded funds may use proprietary algorithms or screening processes that are not fully disclosed.

Applicants submit that the Funds will use their Underlying Indexes and operate, function and trade in a manner very similar to the other index-based exchange-traded funds which are currently traded, and that they merit the requested relief.

b.	Component and Weighting Changes to the Indexes

In accordance with the Index Composition Methodology, the Calculation Agent will “screen” at least annually for the new components to be added to (or deleted from) Underlying Indexes pursuant to the Index Composition Methodology. The Calculation Agent will not disclose any information concerning the identity of companies that meet the selection criteria to the Adviser, the Sub-Adviser, the Funds, the Client Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public, the Calculation Agent may disclose such information solely to Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Index Composition Methodology21 and to the Chief Compliance Officer of the Funds, the Adviser and the Sub-Adviser for purposes of such person’s monitoring of compliance with such entities’ Code of Ethics. The Calculation Agent will be expressly prohibited from

[21]	For example, the Calculation Agent may provide Index Personnel with information regarding a replacement component security should an existing component security be removed from an Underlying Index for any reason.

providing this information to any other employees of the Index Provider, the Adviser, their affiliates or to any Sub-Adviser. Index Personnel: (i) will not have any responsibility for the management of the Funds, (ii) will be expressly prohibited from sharing this information with those employees of Adviser or any Sub-Adviser that have responsibility for the management of the Funds or the Client Accounts, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. Applicants note that the identity of the companies that meet the selection criteria will be readily ascertainable by anyone, since the Index Composition Methodology, including the selection criteria, will be freely available. The Calculation Agent will establish the weights for the new components for the Underlying Indexes according to the Index Composition Methodology. The new constituents of the Underlying Indexes will then be announced to the general public after a reconstitution date occurring no more frequently than monthly and at least annually (“Reconstitution Date”) or before the opening of trading on the next Business Day after the Reconstitution Date (a “Business Day” is any day that Funds are open as required under Section 22(e) of the Act). Most Underlying Indexes are reconstituted quarterly or annually. Some Underlying Indexes are reconstituted monthly to allow the Underlying Indexes to more accurately capture the investment exposure they are constructed to create. Monthly reconstitution will allow for a gradual change in constituents and reduce more extreme reconstitution events where many more constituents would change and the value of the Shares could be impacted. Except as specifically noted herein, other than with respect to Index Personnel, neither the Index

Provider, the Adviser, any Sub-Adviser or any other person, affiliated or unaffiliated, would be provided with the Underlying Index weightings until this time.

New component securities will typically not be added to an Underlying Index other than on a Reconstitution Date. Component securities may be deleted from an Index on a day other than the Reconstitution Date as a result of either: (i) changes to the Index Composition Methodology or (ii) in limited circumstances such as, but not limited to, tender offers, spin offs, mergers or acquisitions of the issue, delisting or bankruptcy. These deletions will be executed by the Calculation Agent as soon as possible after the event occurs. The “lead time” between the announcement of this deletion action and the action itself will range from one day to a few weeks depending on the nature of the event.

As with existing exchange-traded funds and other index funds, each Fund will make changes to its portfolio holdings in response to an announced change in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Fund to do so. Changes to a Fund’s portfolio holdings could be made: (i) immediately or shortly after a change to its Underlying Index’s constituents is announced, (ii) on or about the date the announced change to such Underlying Index’s constituents is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Fund’s portfolio holdings, the Adviser and Sub-Adviser would consider, among other things, brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Fund’s tracking error against its Underlying Index.

c.	Market Impact of Index Changes.

It is impossible to predict when and how market participants will react to announced changes in the Methodology or securities of the Funds’ Underlying Indexes. That said, Applicants expect market participants to react to such changes exactly as they would to announced changes in other indices tracked by traditional mutual funds, exchange-traded funds or other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase. Conversely, the announcement that a security has been deleted from a widely followed index or-benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is impossible to predict when and how market participants will react to announced changes in the Index Composition Methodology or securities of the Funds’ Underlying Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV of a Fund. In this respect, Applicants do not believe that the Funds and their Underlying Indexes are any different than existing exchange-traded funds and their underlying indices or benchmarks.

d.	Level of Index Turnover

Applicants expect the level of turnover of the component securities of each Underlying Index generally to be between 5% and 100% per year.22 Applicants do not expect this to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of portfolio securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences. However, certain funds may have higher turnover, which may lead to higher transaction costs and may have less favorable tax consequences.

e.	Transparency of Indexes

The Index Provider will describe the basic concept of each Underlying Index and disclose the Index Composition Methodology on the Website. Changes to the Index Composition Methodology will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect. The Index Provider will not provide the Funds with notice of changes to the Index Composition Methodology prior to making such information publicly available. The Index Provider will not provide any employee or director of the Index Provider (other than Index

[22]	Applicants expect that the level of turnover of the component securities of certain of the Underlying Indexes may exceed 100% turnover, particularly during periods of heightened market volatility.

Personnel) or the Adviser or any Sub-Adviser with notice of changes to the Index Composition Methodology prior to making such information publicly available.23

Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the component securities of each Index as of the close of the prior Business Day. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the securities in each Fund’s portfolio and each Fund’s per share NAV, last-traded price and midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of NAV calculation time on the prior Business Day.24 The components of the Indexes, as well as each Fund’s portfolio, will also be available through unaffiliated third-party major market data vendors.

The Website will be publicly accessible and free of charge to all investors and will provide a weblink to the web address for every exchange on which the securities of each Index are listed.

Changes to the constituents of each Underlying Index will be disclosed prior to implementation in the Underlying Index by the Calculation Agent or on the Website. Any such Calculation Agent announcements or Website disclosures to the public will be made in such a manner that neither the Index Provider, the Adviser, any Sub-Adviser, any Client

[23]	However, in accordance with the Firewall policies and procedures, the Calculation Agent may make such information available to the Funds’ or the Adviser’s Legal or Compliance Department who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Index Provider, Calculation Agent, Trust and the Adviser. The Adviser will adopt policies forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Methodology or the Underlying Indexes or to influence portfolio management decisions.
[24]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

Account nor any Fund is notified of actions prior to the general investing public, except as described herein.

Applicants believe that the Underlying Indexes will maintain their high level of transparency. All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but will also be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of the most transparent indexes currently used by exchange-traded funds, such as the Russell 1000, Russell 2000, and Russell 3000.25 The Index Provider and the Adviser have or will have adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Client Accounts or the administration of the Indexes, as the case may be. Further, the Index Provider and the Adviser have or will have adopted policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including the Index Personnel, from disseminating or using non-public information about pending changes to Index constituents or Methodology to, among others, the employees of the Adviser and any Sub-Adviser responsible for managing the Funds or any Client Account, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Underlying Indexes with personnel of the Index Provider that do not have a bona fide need to know, the Adviser or Sub-Adviser responsible for management of the Funds and/or any

[25]	See the description of the Russell Index methodology at: http://www.russell.com/ustindexes/usimethodology.asp.

Client Accounts. The Index Provider, the Adviser and any Sub-Adviser have or will have adopted policies, including Firewalls, that prohibit personnel responsible for the management of the Funds and/or any Client Accounts from sharing any non-public information about the management of the Funds and Client Accounts with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes that do not have a bona fide need to know (i.e., the Index Personnel and the Calculation Agent).

The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser, on behalf of the Funds or Client Accounts, as applicable, and the public at the same time (except as described herein). The personnel responsible for creating and monitoring the Underlying Indexes and for calculating and maintaining the Underlying Indexes, and the personnel responsible for the day-to-day portfolio management of the Funds, are employees of separate organizations. Some of the Index Personnel are employees of the Index Provider. The portfolio managers responsible for day-to-day portfolio management of the Funds and Client Accounts as well as personnel responsible for overseeing their activities are employees of the Adviser or any Sub-Adviser. Employees of the Index Provider and the Adviser, including the Index Personnel and personnel responsible for overseeing the activities of the Sub-Adviser, will not have access to the computer systems used by the Sub-Adviser in connection with portfolio management. Likewise, any Sub-Adviser and any employees responsible for portfolio management will not have any input into the development of the Index Composition Methodology or the calculation of the Underlying Indexes. The Adviser has adopted polices, in accordance with

Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which (i) require any personnel responsible for the portfolio management of a Fund and/or any Client Account to pre-clear all personal securities transactions with a designated employee within the Adviser’s Legal or Compliance teams, (ii) require Index Personnel to pre-clear all personal securities transactions with a designated employee within Adviser’s Legal or Compliance teams, (iii) require reporting of securities transactions to a designated employee within Adviser’s Legal or Compliance teams and (iv) restrict personal securities transactions in securities of issuers that are defined as “eligible index companies” under the Adviser’s Code. Any Sub-Adviser retained by the Adviser will be required to adopt policies and procedures to monitor and restrict securities trading by certain employees. The Sub-Adviser will also be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Adviser Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Funds or Client Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to Russell, the Adviser, any Sub-Adviser, on behalf of the Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described herein.

The Index Personnel are employees of Russell. The Index Provider personnel responsible for creating and monitoring the Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes, and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Members of the Index Provider will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities and personnel of the Adviser and any Sub-Adviser will not have access to the computer systems used by the Index Provider or Calculation Agent.

Furthermore, Russell has adopted Polices and Procedures which impose restricted list and blackout period requirements on all members of the Index Personnel.26

f.	Public Availability of Information-Relating to the Component Securities of Each Index

[26]	Russell has adopted or will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no “Access Person” as defined in rule 17j-1 under the Act (collectively, “Access Person”) may trade in any security on the Restricted List during the Blackout Period, as defined below. Access Persons include: (1) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Funds; (2) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Adviser with respect to its Funds; (3) any employee of the Trusts or the Adviser (or of any company controlling or controlled by or under common control with the Trusts or the Adviser) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security, as defined in section 2(a)(36) of the Act, except any (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end funds (“Covered Securities”) by the Funds, or whose functions relate to the making of any recommendations with respect to the purchase or sale; and (4) any other natural person controlling, controlled by or under common control with the Trusts or the Adviser who obtains information concerning recommendations made to the Funds with regard to the purchase or sale of Covered Securities by the Funds. The “Restricted List” includes any security that is a Component Security of any Index upon which any Fund or Client Account is based. The “Blackout Period” is a time period which extends 7 calendar days—from the close of trading a full 24 hours before the Fund or Client Account or portfolio manager for such Fund or Client Account receives its rebalance or reconstitution information from the Index Personnel until 3 trading days after such Fund or Client Account or portfolio manager receives its rebalance or reconstitution information from the Index Personnel. For example, if the applicable Fund or Client Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

All the securities that comprise the Underlying Indexes will be listed on either an Exchange or on a foreign securities exchange. Both the Domestic Indexes and the Foreign Indexes may contain component securities that are listed on a foreign exchange.

A web address exists for every foreign exchange where the foreign component securities trade and “quotations” can be accessed for each of such securities through such web address. In addition, U.S. retail investors with access to the Internet can access “quotations” with respect to these foreign securities through financial websites. Applicants understand that the issuers of all foreign component securities file disclosure documents, such as prospectuses, with their respective regulators.

g.	Use of Indexes by Funds

As discussed above, the Index Provider is an “affiliated person” of the Trust and the Funds. The Index Provider, as owner of the Underlying Indexes and all intellectual property related thereto, intends to license the use of the Underlying Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Funds. Such license will specifically state that the Adviser must provide the use of the Indexes and related intellectual property at no cost to the Trust and the Funds.

I.	Applicability to Initial and Future Funds

The Initial Funds and each Future Fund will be entitled to use its Underlying Index pursuant to a licensing agreement between the Adviser and the Index Provider. Each Fund will invest in Portfolio Securities consisting of some or all of the Component Securities of its Underlying Index, as discussed below.

Certain Underlying Indexes may fail the RIC diversification tests because the weighting of one or more stocks included in such index may exceed the limits imposed by the Code. In such instance, the Adviser or the Sub-Adviser will utilize the representative sampling technique to solve such RIC diversification problems in the manner discussed below.

J.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners (as defined below) of the Funds will have one vote for each of the Shares they own with respect to matters regarding the Funds for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

K.	Description of the Funds

Each Fund will offer Shares that will be listed on one or more Exchanges. No Fund’s listing Exchange will be affiliated with the Funds, the Adviser, the Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

Index-based ETFs seek to replicate the performance of a particular index. Applicants submit that this Application is substantially similar to previously granted index-based ETF relief.

Each Fund will provide full transparency of its Portfolio Securities. Applicants submit that (a) the Funds will operate, function and trade in the same manner as the index-based ETFs that are currently in the marketplace, and (b) the Funds merit the requested relief.

1.	Investments

The relief requested herein with respect to the Initial Funds is substantially similar to previous orders granted to index-based ETFs.

The Funds may invest in equity securities (“Equity Funds”) and/or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed income securities, all in accordance with their investment objectives and the requirements of the Act and rules promulgated thereunder.

2.	Implementation of Investment Strategy

The investment objective of each Fund will be to provide investment results that closely correspond to the total return of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser or Sub-Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.

A Fund which uses the representative sampling strategy will hold a basket of the Component Securities of its Index, but it may not hold all of the Component Securities of its Underlying Index. When using a representative sampling strategy, the Adviser or Sub-Adviser attempts to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristic of its Underlying Index. For each Fund, the Adviser or Sub-Adviser subdivides each Underlying Index into small categories of securities with similar features and characteristics.

The use of sampling strategies may prevent a Fund from tracking its Underlying Index with the same degree of accuracy as would a Fund that invested in every Component Security of its Underlying Index. However, Applicants anticipate that, over time, the Adviser or Sub-Adviser will be able to manage the Fund such that the expected tracking error of a Fund using a representative sampling strategy relative to the performance of its Underlying

Index will be less than 5%.27 Applicants expect that the returns of a Fund should be highly correlated with the returns of its Underlying Index. Adjustments will be made in the portfolio of each Fund in accordance with the composition of its Underlying Index.

Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities. Each Fund may also invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index. Any security selected by the Adviser or Sub-Adviser for inclusion in the Fund’s 20% Asset Basket (discussed below) will be selected based on the Adviser’s or Sub-Adviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. With respect to the Initial Funds and any Future Funds, Applicants represent that the Fund’s portfolio holdings will have aggregate investment characteristics

[27]	“Tracking error” is a means of evaluating the degree of correlation between the returns of a Fund and its Underlying Index. Applicants expect that the returns of the Funds will have an annual tracking error of less than 5% in absolute return (500 basis points) relative to its Underlying Index. Tracking error means the variation between the Fund’s annual return and the return of its Underlying Index, expressed in terms of standard deviation. This means that the actual percentage variation in a given year between the Fund’s return and the return of its Underlying Index will be less than the tracking error roughly 67% of the time (67% of the time approximates one standard deviation in a normal statistical distribution), and will be less than twice the tracking error, 95% of the time (95% of the time approximates two standard deviations).

similar to the Component Securities of the Underlying Index and will have a total return similar to the Underlying Index.

On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Fund’s or its service provider’s website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s in-kind creation and redemption of baskets.

The Adviser and the Sub-Adviser will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Adviser and Sub-Adviser may disclose such information solely to the Chief Compliance Officers of the Funds, the Adviser and the Sub-Advisers for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 under the Act.

3.	Securities in each Fund’s 20% Asset Basket Not Included in its Underlying Index

As discussed above, a Fund may hold, as part of its 20% Asset Basket,28 securities and other financial instruments not included in its Underlying Index, but which the Adviser or the Sub-Adviser believes will help such Fund track the price and yield performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index.

[28]	A Fund’s 20% Asset Basket may be also invested in other investments, such as stock index futures, stock options, options on stock index futures, and swap contracts, in each case related to the Underlying Index and its Component Securities, as well as cash and cash equivalents.

First, in order to reflect various corporate actions (such as mergers) and other changes in such Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser or the Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

4.	Additional Objectives

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. In addition, each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Funds of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

5.	Depositary Receipts

The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.29 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

L.	Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, each Fund’s Board will have overall responsibility for supervision of the Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

M.	Exchange Listing

The Trust will list Shares of the Funds on the NYSE Arca or another Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange. Shares of the Funds will be traded on the Exchange in a manner similar to WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQs and iShares.

[29]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (“Securities Act”) on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary for any Depositary Receipts held by a Fund.

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

N.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a Creation Unit) will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares will be established at a level convenient for trading purposes.

The Funds will have Shares listed on an Exchange. The Funds will comply with the terms and conditions of any order granted pursuant to this Application.

Finally, Applicants have determined that purchases and redemption of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.

1.	Portfolio Turnover

Applicants do not expect portfolio turnover to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of Portfolio Securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences. Certain funds may have higher turnover, which may lead to higher transaction costs and may have less favorable tax consequences.

2.	Fund Transparency

The Applicants believe that investors will have a reasonable expectation that all exchange-traded funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. The Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.30

After considering a variety of alternatives, the Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

[30]	See Concept Release at 13 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “Pricing Time”).31

Each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Fund and each Fund’s per Share NAV, last-traded price and the Bid/Ask Price, all as of the prior Business Day’s Pricing Time. The identities and quantities of the Portfolio Securities for each Fund may also be fully available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association32 an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount (as defined below).

The Applicants are highly confident that the full publication of the Fund’s Portfolio Securities will enable Exchange Specialists (as defined below) and market makers to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares. The Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by index-based ETFs in today’s markets. The Applicants believe that the full publication of the Fund’s Portfolio Securities on a daily basis will enable Exchange

[31]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.
[32]	The Consolidated Tape Association (CTA) oversees the dissemination of real-time trade and quote information in New York Stock Exchange listed securities.

Specialists and market makers to minimize bid/ask spreads, and that such spreads would fall within the range exhibited by index-based ETFs.

The Adviser and the Sub-Advisers have or will have adopted policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

O.	Sales of Shares

1.	General

The Funds will offer, issue and sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the Pricing Time. The Trust will sell and redeem Creation Units of each Fund only on a Business Day.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.33 Likewise, for such reasons and to minimize liquidity problems, it is presently

[33]	Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, a basket of Deposit Securities and a basket of Redemption Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, or (c) for temporary periods, to effect
Footnote	continued on next page

expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.34

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.35

The Funds may also permit, in their sole discretion, an “in-kind” purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Funds reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

[34]

As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

[35]	Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by a Fund, the Adviser or the Sub-Adviser that such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. Applicants expect this would happen only in limited circumstances.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash-in-lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, foreign exchange and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately. Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser or the

Sub-Adviser in its sole discretion and depending upon who constructs the Creation Units may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount (as defined below), the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Fund’s prospectus

(“Prospectus”) to those persons acquiring Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Funds to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator or another service provider.

2.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities together with an amount of cash specified by the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the listing Exchange, the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit and Balancing Amount (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash-in-lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer36 through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Fund, the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units, are empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent Shareholder dilution.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized

[36]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (defined below).

Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off Time on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other exchange-traded funds that invest in fixed income securities.37 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for

[37]	See In the Matter of Barclays Global Fund Advisers, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.38 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, in light of the investment objective of such Fund. Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash to

[38]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

replace any prescribed Deposit Security.39 Substitution of cash might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Portfolio Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Portfolio Deposit are expected to be immaterial, and in any event, the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,40 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a

[39]	In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.
[40]	A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through and “outside”, the Shares Clearing Process are discussed below.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Brokers, including but not limited to the Distributor, of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. ET. Once the Brokers receive a notice of an intent to submit an order, the Brokers shall cause the Adviser or the Sub-Adviser (depending upon who constructs the Creation Units) and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Brokers, such Shares will be delivered to the purchaser thereof.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Brokers, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (b) arrangements satisfactory to the Fund are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser depending upon who constructs the Creation Units) to reject any order not submitted in proper form.

Once the Fund has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Brokers will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Brokers or the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor or other Brokers if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

P.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor, other Brokers or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the NYSE Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

Q.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Fund. The Fund will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with a possible Cash Redemption Payment), as described below, except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.41

The Adviser or Sub-Adviser, depending upon who constructs the Creation Units, will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. The Applicants expect that the Deposit Securities and Redemption Securities will consist of a pro rata basket of the Fund’s portfolio. The Deposit Securities may differ from the Redemption Securities under the circumstances described above.42 The Fund will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption

[41]	In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s or Future Funds’ organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust or the Future Funds in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust or Future Funds might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.
[42]	The circumstances under which the Deposit Securities may differ from the Redemption Securities, and either may differ from a pro rata slice of the Portfolio Securities, are described fully in footnote 33.

Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Fund. The Fund may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Fund determines that such method is warranted.

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Clearing Unit Aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash-in-lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash-in-lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities.

This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash-in-lieu” portion.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor or other Brokers on behalf of the Fund by the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor or other Brokers will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund, to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor or other Brokers from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions, the Fund may use its discretion to redeem Creation Units of Shares for cash.

R.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Funds will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the

Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

S.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. A Fund’s Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

T.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

U.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Funds will be authorized to implement a plan pursuant to Rule 12b-1 under the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.

V.	Shareholder Reports

The Fund will furnish to the DTC Participants for distribution to the Fund’s Beneficial Owners with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. The Funds will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Fund’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

W.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the Website will include, or will include links to, the current Summary Prospectus,43 if any, the Fund’s statement of additional information (“SAI”), and most recent annual and semi-annual reports to shareholders. The Website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price, and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each

[43]	As defined in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open–End Management Investment Companies (Jan. 13, 2009).

Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.44 The Website and information will be publicly available at no charge. In addition, the NAV for each Fund will be calculated and disseminated daily.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily and available for publication by various media of general circulation, including, but not limited to newspapers. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

The performance of an index tracked by a Fund will be calculated and disseminated no less than once each Business Day at the end of the day. The end-of-day values of any

[44]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Foreign Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

X.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund”, on the other hand. Although the Trust is classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, as applicable, each Fund will be marketed as an “index-based exchange-traded fund,” “index-based ETF” or “ETF.” To that end, the designation of Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s advertising material will prominently disclose, as applicable, that the Fund is an “index-based exchange-traded fund,” or “index-based ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

After a Fund’s Shares have traded for 12 months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares is the Prospectus or Summary Prospectus, if any. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.45 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to broker-dealers, including the Brokers. It will be the responsibility of the Brokers or other broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares who is a customer of such Brokers or other broker-dealers. The Funds will provide copies of their Shareholder Reports to DTC Participants for

[45]	Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request. Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus and/or Summary Prospectus (until such Prospectus and/or Summary Prospectus (if any) is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request.

distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

A Fund may choose to reject a purchase order at the discretion of the Fund.

Y.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing exchange-traded funds, including index-based ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the Fund’s NAV. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Exchange Specialists, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

The Distributor or its affiliates will act as coordinator in connection with the production and distribution of such materials to the Brokers and other broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor or the Brokers. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.

Z.	Potential Conflicts of Interest

1.	Affiliated Index Provider

As indicated above, Applicants assert that the potential conflicts of interest due to the Index Provider being affiliated with the Adviser will not have any impact on the operation of the Funds. The Russell Indexes will maintain transparency, the Funds’ portfolios will be transparent and Russell, the Adviser and the Funds have or will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein. Among other things, these policies and procedures are or will be designed to limit or prohibit communication between the Index Provider, the Index Personnel and other employees of Russell.

In conjunction with the Firewalls discussed herein, these restrictions will prevent the Adviser, or any affiliated person of the Adviser or a Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Index or from any Funds that track the Indexes. In addition, Applicants have or will have adopted Firewalls to address potential conflicts of interest.

Applicants do not believe the potential for conflicts of interest raised by the use of the Russell Indexes in connection with the management of the Funds and the Client Accounts is substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the use of the Russell Indexes in connection with the management of the Funds and the Client Accounts is substantially different from the potential for conflicts presented by the side-by-side management of existing ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same advisor. The Index Provider and the Adviser have or will have adopted and implemented policies and procedures, including Firewalls that they believe will minimize or eliminate any potential conflicts of interest.

First, the Adviser and the Index Provider will disclose the potential for conflicts to their clients. Second, as discussed further herein, the Index Provider and the Adviser have or will have adopted Firewalls designed to prevent the dissemination and improper use of non-public information about changes to Index constituents and the Index Composition Methodology. In addition, the Adviser and any Sub-Adviser have adopted and implemented, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures which are designed to minimize potential conflicts of interest between Funds, such as cross trading policies and procedures, and policies and procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Funds as index products minimizes the potential for conflicts as the investment strategies of each Fund and Client Account will be constrained by its objective to track the performance of its Underlying Index. It is not contemplated that the Adviser or any Sub-Adviser will receive incentive fees for outperforming a Fund’s Underlying Index. In fact, any material outperformance or underperformance would be viewed negatively by investors in the Funds.

Neither the Index Provider nor the Adviser are, or will be registered as broker-dealers. Except for the investment management services that the Adviser will provide to the Funds, neither the Index Provider nor the Adviser provides, or will provide, any other advisory services to the Funds.46 An affiliated person of the Index Provider and the Adviser (“Adviser Affiliate”) may be registered as a broker-dealer. Any such Adviser Affiliate will limit its activities related to the Shares to the marketing of Shares on a wholesale basis to other registered broker-dealers and other financial intermediaries.47 An affiliated person of the Adviser is registered as a broker-dealer and, as such, provides broker-dealer services to its clients. As discussed below, subject to the approval of the Funds’ Board, an affiliated person of the Adviser may provide custody, fund accounting and administration, transfer agency, dividend disbursement and securities lending services to the Funds. The Adviser Affiliate provides substantially identical services to other investment companies. To the extent the Funds transact with any Adviser Affiliate, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Amended Application.

[46]	The Index Provider may provide services to other clients separate and distinct from the services it provides as Index Provider as described herein. For example, the Index Provider may determine in the future to create and license other indexes to unaffiliated persons.
[47]	The Adviser Affiliate will not market Shares to the retail public. The Adviser Affiliate may in the future market private funds or business—development companies offered by the Adviser or its affiliates. The Adviser Affiliate is subject to the same firewalls that apply to the Index Provider and the Adviser that limit or prohibit communication between Index Personnel and the Adviser Affiliate. These firewalls ensure that no employee of the Adviser Affiliate will have access to information concerning the Index or the Methodology prior to their public announcement.

The Calculation Agent will be instructed not to communicate any non-public information about the Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Funds or Client Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to the Index Provider, the Adviser, any Sub-Adviser, on behalf of the Funds and Client Accounts, as applicable, and the public at the same time, except as otherwise described herein. The Index Provider personnel responsible for creating and monitoring the Indexes, the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes, and the personnel of the Adviser are employees of separate organizations and will be located in physically separate locations. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management are employees of separate organizations.

Also, as discussed above, the Index Provider has adopted or will adopt Policies and Procedures which (i) impose Restricted List and Blackout Period requirements on all members of the Index Personnel. The Adviser also has adopted or will adopt Policies and Procedures which require any personnel responsible for the management of a Fund and any Client Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the

Act and Rule 204A-1 under the Advisers Act and provided the Trust with the certification required by Rule 17j-1 under the Act.

2.	Unaffiliated Index Provider

The above potential conflicts of interest do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an exchange-traded fund or its investment adviser or any sub-adviser. Therefore, in circumstances where this affiliation is not present, the representations and undertakings designed to prevent such potential conflicts of interest described above should not be applicable.

The term “Unaffiliated Index Funds” as used herein refers to an open-end management investment company for which the Adviser serves as investment adviser, which will operate, function and trade as an exchange-traded fund in substantially the same manner as the Initial Funds, and where no entity that creates, compiles, sponsors, or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Fund, the Adviser, the Distributor, promoter or any sub-adviser to a Fund.

Applicant respectfully submit that the following representations and undertakings do not apply with regard to Unaffiliated Index Funds as well as with respect to any Future Funds which are also Unaffiliated Index Funds:

•

Each Underlying Index will be “transparent,” that is, the Index Composition Methodology and the composition of each Index will be freely available to the public, any change to the composition of an Index will be made pursuant to the Index Composition Methodology and any changes to the Index Composition Methodology will also be freely available to the public well in advance of implementation.

•

To ensure that its Underlying Indexes are transparent, the Index Provider will publish in the public domain, including on its website, and/or the Funds’ Website, all of the rules that govern inclusion of securities in each of its Underlying Indexes. Applicants believe that this enhanced level of transparency will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Index Provider. Like all index providers, the Index Provider reserves the right to modify the Index Composition Methodology in the future. While the Index Provider does not presently contemplate specific changes to the Index Composition Methodology, the Methodology could, for example, be modified to reflect changes in the underlying market tracked by an Index. As an example, the Methodology could be modified to change the capitalization range of companies eligible for inclusion in an Underlying Index. Such changes would not take effect until (1) the Index Provider has given the Calculation Agent reasonable prior written notice of such rule changes and (2) the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

•

The Index Provider will describe the basic concept of each Underlying Index and disclose the Index Composition Methodology on the Website. Changes to the Index Composition Methodology will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

•

The Index Provider and the Adviser have or will have adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Client Accounts or the administration of the Indexes, as the case may be. Further, the Index Provider and the Adviser have or will have adopted policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including the Index Personnel, from disseminating or using non-public information about pending changes to Index constituents or Methodology, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Underlying Indexes with personnel of the Index Provider that do not have a bona fide need to know, the

Adviser or Sub-Adviser responsible for management of the Funds and/or any Client Accounts.

•

The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Adviser, on behalf of the Funds or Client Accounts, as applicable, and the public at the same time (except as described herein). The personnel responsible for creating and monitoring the Underlying Indexes and for calculating and maintaining the Underlying Indexes, and the personnel responsible for the day-to-day portfolio management of the Funds, are employees of separate organizations. Some of the Index Personnel are employees of the Index Provider. The portfolio managers responsible for day-to-day portfolio management of the Funds and Client Accounts as well as personnel responsible for overseeing their activities are employees of the Adviser or any Sub-Adviser. Employees of the Index Provider and the Adviser, including the Index Personnel and personnel responsible for overseeing the activities of the Sub-Adviser, will not have access to the computer systems used by the Sub-Adviser in connection with portfolio management. Likewise, any Sub-Adviser and any employees responsible for portfolio management will not have any input into the development of the Index Composition Methodology or the calculation of the Underlying Indexes. The Adviser has adopted polices, in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, which (i) require any personnel responsible for the portfolio management of a Fund and/or any Client Account to pre-clear all personal securities transactions with a designated employee within the Adviser’s Legal or Compliance teams, (ii) require Index Personnel to pre-clear all personal securities transactions with a designated employee within Adviser’s Legal or Compliance teams, (iii) require reporting of securities transactions to a designated employee within Adviser’s Legal or Compliance teams and (iv) restrict personal securities transactions in securities of issuers that are defined as “eligible index companies” under the Adviser’s Code. Any Sub-Adviser retained by the Adviser will be required to adopt policies and procedures to monitor and restrict securities trading by certain employees. The Sub-Adviser will also be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Adviser Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

III.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting shares of the Funds to trade on an Exchange at negotiated market prices rather than at NAV; (2) permitting Shares to be redeemable in large aggregations only; (3) permitting the payment or satisfaction of redemptions by Foreign Funds to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances; (4) permitting certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares; (5) permitting Funds of Funds to acquire Shares of the Funds and shares of the Actively-Managed Funds beyond the limitations in Section 12(d)(1)(A); and (6) permitting the Funds and Actively-Managed Funds, any principal underwriter for a Fund or an Actively-Managed Fund, and any Broker to sell Shares of a Fund or shares of an Actively-Managed Fund, as the case may be, to a Fund of Funds beyond the limitation in Section 12(d)(1)(B), as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”48 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company

[48]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned... and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with index-based exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Funds

Applicants believe that the structure and operation of the Funds will be very similar to that of the index-based ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, as well as the information displayed on the Website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with index-based ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Conflict Policies and Procedures and Codes of Ethics

of the Adviser and the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index-based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by index-based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to index-based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such index-based ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of index-based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index-based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for index-based ETFs that have been granted an exemptive order by the Commission. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of index-based ETFs. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by index-based ETFs currently trading should be similarly experienced by the Trust and its Funds. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser. Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person. Given that each Initial Fund will be managed to replicate or closely track the total return of its underlying index, the Adviser will not have the latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are natural candidates for the requested relief. Based on the foregoing, the Applicants respectfully request the relief set forth below.

IV.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisers Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order and the MSCI iShares Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.49 The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are

[49]	See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

the same issues raised in the applications for the above-mentioned orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the

Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus ....

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Exchange Specialists will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from50 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain, or employ a third-party vendor to maintain, the Website that will include the

[50]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.51 The proposing

[51]	See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).

release to Rule 22c-2 notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”52

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.53 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), Applicants believes that the proposed distribution system will be orderly, because anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder

[52]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).
[53]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Thus, competitive forces in the marketplace should ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.54 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company

[54]	Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.55

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of

[55]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

the voting securities of a company shall be presumed to control such company . . . .

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Specialist or Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Exchange Specialist or a Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or an Exchange Specialist or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund or shares of any Actively-Managed Fund to a Fund of Funds and purchases of Shares by any Fund or shares of any Actively-Managed Fund by a Fund or Actively-Managed Fund, as the case may be, from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.56 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund or shares of an Actively-Managed Fund. Under such circumstances, the Fund or Actively-Managed Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds or the Actively-Managed Funds. To the extent that a Fund or an Actively-Managed Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund or of shares by the Actively-Managed Fund to the Fund of Funds and purchase of Shares or

[56]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds.

shares of an Actively-Managed Fund, as the case may be, by the Fund of Funds may be deemed to violate Section 17(a) of the Act.

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds or Actively-Managed Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer, except for the previously mentioned temporary periods where the Redemption and Creation Units differ to reflect changes in the Underlying Index. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund or of shares directly from an Actively-Managed Fund will be based on the NAV of such fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ or the Actively-Managed Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund or an Actively-Managed Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund or an Actively-Managed Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s or the Actively-Managed Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund or an Actively-Managed Fund to a Fund of Funds and the purchase of Creation Units by a Fund or an Actively-Managed Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds and shares of the Actively-Managed Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds or the Actively-Managed Funds, as the case may be, at their

NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund or an Actively-Managed Fund, therefore, will do so at such fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such shares.

Further, no Fund of Funds will be compelled to invest in a Fund or an Actively-Managed Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares or shares of an Actively-Managed Fund in the secondary market, such Fund or Actively-Managed Fund would still retain its ability to reject initial purchases of its shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund or Actively-Managed Fund, as the case may be, and each Fund of Funds involved. Shares of the Funds and shares of the Actively-Managed Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds and the Actively-Managed Funds, as the case may be, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds or in shares of an Actively-Managed Fund will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.57

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and each Actively-Managed Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon

[57]	Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund or Actively-Managed Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Fund or Actively-Managed Fund is also an investment adviser to the Fund of Funds.

redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds, up to a maximum of fourteen calendar days. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, up to a maximum of fourteen (14) calendar days following the tender of a Creation Unit. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,58 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours59), the

[58]

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[59]

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

elimination of existing holidays or changes in local securities delivery practices,60 could affect the information set forth herein at some time in the future, but not the fourteen calendar day maximum for deliveries. The Fund’s SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to a maximum of fourteen calendar days, needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days, up to a maximum of fourteen calendar days, following a redemption request would adequately afford investor protection.

[60]

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fourteen calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) substantially similar to the relief sought here was obtained by many of the ETFs listed in note 5 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds and shares of the Actively-Managed Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and the Actively-Managed Funds and their principal underwriters and Brokers to sell Shares of the Funds and shares of the Actively-Managed Funds, as the case may be, to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.61

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.62 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.63 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[Y]ou may get situations where one investment company may think that the securities of another investment company are a

[61]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares, or shares of an Actively-Managed Fund, or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Actively-Managed Fund of its shares, to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

[62]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
[63]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

good buy and it was not thought advisable to freeze that type of purchase.64

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).65 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).66

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

[64]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[65]	See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[66]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Condition B.1 limits the ability of a Fund of Funds’ Advisory Group67, and Fund of Funds’ Sub-Advisory Group68 to control (individually or in the aggregate) a Fund or an Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund or an Actively-Managed Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Actively-Managed Fund or its Fund Affiliate, as the case may be.69

Conditions B.3, B.4, B.8, B.9 and B.10 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund or an Actively-Managed Fund and certain of their affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser,

[67]

For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor.

[68]

A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

[69]

For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund or an Actively-Managed Fund, as the case may be, and any person controlling, controlled by, or under common control with any of those entities.

Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund or the Actively-Managed Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.5 is intended to insure that the Fund’s or the Actively-Managed Fund’s Board, as the case may be, and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee of an Investing Trust (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund or the Actively-Managed Fund, as the case may be, and a Fund of Funds before an investment is made in excess of the limits contained in Section 12(d)(1)(A).

A Fund or an Actively-Managed Fund, as the case may be, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund70 (2) fund holding companies subject their investors to two layers of advisory fees;71 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.11, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund or Actively-Managed Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares and shares of the Actively-Managed Funds are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

[70]	PPI Report at 319-320.
[71]	Id. at 318.

In addition to condition B.11 discussed above, conditions B.6 and B.7 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.6, a Fund of Funds Adviser or a Fund of Funds’ Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Actively-Managed Fund under rule 12b-1 under the Act) received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund or an Actively-Managed Fund in connection with the investment by the Fund of Funds in such Fund or Actively-Managed Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Actively-Managed Fund under rule 12b-1 under the Act) received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund or an Actively-Managed Fund in connection with the investment by the Fund of Funds in a Fund or Actively-Managed Fund, as the case may be, made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.7 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.72

[72]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.73 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds or the Actively-Managed Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds or the Actively-Managed Funds, as the case may be. Applicants expect that the Funds and Actively-Managed Funds would be used as an investment management tool to employ specific investment strategies.

Shares and shares of the Actively-Managed Funds may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction and also are extremely flexible investment tools. For example, a Fund of Funds could use Shares or shares of an Actively-Managed Fund to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the

[73]	PPI Report at 321.

benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares and shares of an Actively-Managed Fund are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares and shares of an Actively-Managed Fund can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”74

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund or Actively-Managed Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Actively-Managed Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

[74]	See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

V.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Exchange Traded Fund Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.	No Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.	The website for each Fund, which is and will be publicly accessible at no charge, will contain the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price in relation to the NAV, on a per Share basis, for each Fund.

4.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange traded funds.

B.	Section 12(d)(1) Relief

1.

The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) any Fund or Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) any Fund or Actively-Managed Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund or Actively-Managed Fund, a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund or Actively-Managed Fund, it will vote its Shares of the Fund or shares of the Actively-Managed Fund, as the case may be, in the same proportion as the vote of all other holders of such shares. This condition does not apply to a Fund of Funds’ Sub-Advisory Group with respect to a Fund or an Actively-Managed Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund or an Actively-Managed Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Actively-Managed Fund or its Fund Affiliate, as the case may be.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or its Fund Affiliate or an Actively-Managed Fund or its Fund Affiliate, as the case may be, in connection with any services or transactions.

4.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or an Actively-Managed Fund) will cause a Fund or an Actively-Managed Fund to purchase a security in an Affiliated Underwriting.

5.

Before investing in a Fund or an Actively-Managed Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund or Actively-Managed Fund, as the case may be, will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund or shares of an Actively-Managed Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund or the Actively-Managed Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund or the Actively-Managed Fund, as the case may be, a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund or the Actively-Managed Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund or the Actively-Managed Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.	The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund or an Actively-Managed Fund under Rule 12b-1 under the Act) received from a Fund or an Actively-Managed Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor, or its affiliated person by the Fund or the Actively-Managed Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund or an Actively-Managed Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund or the Actively-Managed Fund, as the case may be, in connection with the investment by the Investing Management Company in the Fund or Actively-Managed Fund, as the case may be, made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

7.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

8.

Once an investment by a Fund of Funds in the securities of a Fund or an Actively-Managed Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Fund’s or the Actively-Managed Fund’s Board, as the case may be, including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund or the Actively-Managed Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund or the Actively-Managed Fund; (ii) is within the range of consideration that the Fund or the Actively-Managed Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund or an Actively-Managed Fund, as the case may be, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.	The Board of a Fund and of an Actively-Managed Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund or the Actively-Managed Fund, as the case may be, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund or the Actively-Managed Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund or the Actively-Managed Fund, as the case may be; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund or the Actively-Managed Fund, as the case may be, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10.

Each Fund and each Actively-Managed Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund or the Actively-Managed Fund, as the case may be, exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

11.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund or any Actively-Managed Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12.	No Fund or Actively-Managed Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Actively-Managed Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

RUSSELL INVESTMENT MANAGEMENT COMPANY

Dated: 4/13/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

RUSSELL FINANCIAL SERVICES, INC.

Dated: 4/13/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

U.S. ONE TRUST

Dated: 4/13/11	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT COMPANY

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management Company (“RIMCo”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIMCo’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RIMCo and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIMCo on this 13th day of April, 2011.

Russell Investment Management Company

By:	/s/ MARY BETH RHODEN
Mary Beth Rhoden Secretary

EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(2)

U.S. ONE TRUST

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of U.S. One Trust (the “Trust”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by the Trust’s Board of Trustees on the 23rd day of February, 2011, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application or applications for exemptive relief, and any amendments thereto, that will add the Trust as a party to the relief, which will, if granted, permit the Trust to offer certain index-based exchange traded funds;

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of the Trust be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 13th day of April, 2011.

U.S. One Trust

By:	/s/ MARY BETH RHODEN
Mary Beth Rhoden Secretary

EXHIBIT A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL FINANCIAL SERVICES, INC.

OFFICER’S CERTIFICATE

I, Mary Beth Rhoden, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Financial Services, Inc. (“RFS”) and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RFS’s Board of Directors on the 25 day of June, 2009, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for exemptive relief that will, if granted, permit, among other things, the creation of a trust and certain actively-managed exchange-traded funds and index-based exchange traded funds (the “Exemptive Application”);

FURTHER RESOLVED, that the appropriate officers of RFS be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RFS be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief;

FURTHER RESOLVED, that the proper officers of RFS be, and they are and each of them hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the interests of the foregoing resolutions; and

FURTHER RESOLVED, that each of the foregoing resolutions is consistent with the best interests of RFS and its shareholder.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RFS on this 13th day of April, 2011.

Russell Financial Services, Inc.

By:	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

EXHIBIT B

VERIFICATION

RULE 0-2(d)

VERIFICATION

STATE OF WASHINGTON )

                                                ) ss.

COUNTY OF PIERCE         )

The undersigned being duly sworn deposes and says that she has duly executed the attached Amended and Restated Application for and on behalf of Russell Investment Management Company, U.S. One Trust and Russell Financial Services, Inc. (each, a “Company”), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

EXHIBIT C

Description of Initial Funds and their Indices

RUSSELL AGGRESSIVE GROWTH ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Aggressive Growth Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers using an aggressive growth investment discipline. This discipline focuses on companies with near term forecasted earnings that are expected to increase at a faster rate than those of the average company’s earnings. Starting with the Russell 1000® Index, the Index includes companies that demonstrate growth potential as measured by: (1) average to high consensus forecasted earnings and (2) average to high one year historical sales growth. The Index excludes companies with low earnings retention as measured by high dividend yields for the last four quarters. It also excludes stocks with low price to book ratios to ensure a growth orientation.

RUSSELL CONSISTENT GROWTH ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Consistent Growth Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers using a consistent growth investment discipline. This discipline focuses on companies with above average earnings expectations over a long term horizon and with consistent historical earnings growth. Starting with the Russell 1000® Index, the Index includes companies that demonstrate growth potential as measured by: (1) average to high consensus forecasted earnings; (2) consistent earnings as measured by average to low earnings per share volatility over the past five years; and (3) efficient asset utilization as measured by average to high return on assets for the prior quarter. The Index excludes companies with low anticipated growth prospects as measured by a low price-to-book ratio.

RUSSELL GROWTH AT A REASONABLE PRICE ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Growth at a Reasonable Price Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers using a growth at a reasonable price investment discipline. This discipline focuses on stable companies that are moderately priced based on their long term forecasted earnings growth relative to their price-to-earnings ratio. Starting with the Russell 1000® Index, the Index includes companies: (1) with consistent earnings as measured by average to low earnings per share volatility over the past five years; (2) that are profitable as demonstrated by an average to high return on equity over the past five years; and (3) are of high quality as measured by an S&P Quality Rank of B or above or a low debt to equity ratio. The Index excludes stocks having a high price based on a high current P/E ratio and on price to consensus one year forecasted earnings ratio divided by its consensus five year forecasted earnings growth rate.

RUSSELL CONTRARIAN ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Contrarian Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers following a contrarian investment discipline. This discipline focuses on companies that have consistently lagged the market and their sector peers. Starting with the Russell 1000® Index, the Index includes companies where opportunities exist for the stock price to improve as measured by a low historical price to sales multiple. The Index excludes companies that have outperformed their market and sector peers as measured by cumulative total return over the last three to five years.

RUSSELL EQUITY INCOME ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Equity Income Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers using an equity income investment discipline. This discipline focuses on companies that demonstrate the ability to pay a stable dividend. Starting with the Russell 1000® Index, the Index includes companies that are expected to pay a dividend based on consensus one year dividend forecasts or have paid a dividend in the past year. The Index excludes stocks with high variability in earnings as measured by high earnings per share volatility over the past five years, low profitability as demonstrated by a low return on equity over the past five years or forecasted negative earnings over the next year.

RUSSELL LOW P/E ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Low P/E Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers following a low price to earnings investment discipline. This discipline focuses on companies that are trading at lower multiples relative to their prior level and/or their sector peers. Starting with the Russell 1000® Index, the Index includes companies that have a price to one year forecasted earnings, price to trailing earnings and/or price to cash flow multiple below their five year historical average. The Index excludes stocks that have a price to sales and/or price to book multiple that exceeds their sector peers, when all three inclusionary criteria are not met.

RUSSELL SMALL & MID CAP DEFENSIVE VALUE ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Small & Mid Cap Defensive Value Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers following a small to mid-cap defensive value investment discipline. This discipline focuses on companies that are attractively valued relative to peers and that have strong balance sheets and consistent earnings as a means of providing defensive exposure. To ensure a small to mid cap set of constituents, the Index begins with the Russell 3000® Index and removes the largest and smallest constituents by market cap. The Index includes companies with: (1) consistent earnings as measured by average to low earnings per share volatility over the past five years; (2) stable balance sheets as measured by average to low debt to equity for the prior quarter; and (3) efficient asset utilization as measured by average to high return on assets. The Index excludes stocks that are considered to be expensive based on high price to past quarter’s sales and book value. It also excludes stocks with high consensus five year forecasted earnings growth to ensure a value orientation.

RUSSELL SMALL CAP DEFENSIVE VALUE ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell Small Cap Defensive Value Index (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index is designed to select securities intended to produce performance that is similar to professional investment managers following a small cap defensive value investment discipline. This discipline focuses on companies that are attractively valued relative to peers and seeks traits such as strong balance sheets and consistent earnings generation as a means of providing defensive exposure. To ensure a small cap set of constituents, the Index starts with the Russell 3000® Index and removes the largest and smallest constituents by market cap. The Index includes companies with: (1) consistent earnings as measured by average to low earnings per share volatility over the past five years; (2) stable balance sheets as measured by average to low debt to equity for the prior quarter; and (3) efficient asset utilization as measured by average to high return on assets. The Index excludes stocks that are considered to be expensive based on high price to past quarter’s sales and book value. It also excludes stocks with high consensus five year forecasted earnings growth to ensure a value orientation.

RUSSELL 1000 LOW BETA ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Large Cap Low Beta Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks that are predicted to have a low beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by the Russell 1000® Index. Low beta stocks are considered to have a lower risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with low predicted betas, the Index starts with the Russell 1000 Index and ranks its constituents by predicted beta from the model. Starting with the lowest beta stock, a target portfolio is created by adding the next lowest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 1000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 1000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum. To maintain its focus on low beta stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 1000 HIGH BETA ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Large Cap High Beta Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks that are predicted to have a high beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by the Russell 1000® Index. High beta stocks are considered to have a higher risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with high predicted betas, the Index starts with the Russell 1000 Index and ranks its constituents by predicted beta from the model. Starting with the highest beta stock, a target portfolio is created by adding the next highest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 1000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 1000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum. To maintain its focus on high beta stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 1000 LOW VOLATILITY ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Large Cap Low Volatility Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with low volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historic price movement. Stocks exhibiting low volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with low historic volatility, the Index starts with the Russell 1000® Index and ranks its constituents by volatility. Starting with the lowest volatility stock, a target portfolio is created by adding the next lowest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 1000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 1000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum. To maintain its focus on low volatility stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 1000 HIGH VOLATILITY ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Large Cap High Volatility Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with high volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historic price movement. Stocks exhibiting high volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with high historic volatility, the Index starts with the Russell 1000® Index and ranks its constituents by volatility. Starting with the highest volatility stock, a target portfolio is created by adding the next highest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 1000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 1000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum. To maintain its focus on high volatility stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 1000 HIGH MOMENTUM ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Large Cap High Momentum Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with high medium-term momentum as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Medium-term momentum is a measure of a stock’s past price performance as measured by cumulative return over the last 250 trading days, excluding the last 20 trading days. Stocks exhibiting high momentum can be used by investors to adjust momentum exposure in a portfolio. To construct an index that tracks stocks with high historic momentum, the Index starts with the Russell 1000® Index and ranks its constituents by medium-term momentum. Starting with the highest medium-term momentum stock, a target portfolio is created by adding the next highest medium-term momentum stocks until the target portfolio has a total capitalization of 35% of the Russell 1000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 1000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and volatility. To maintain its focus on high momentum stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 2000 LOW BETA ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Small Cap Low Beta Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks that are predicted to have a low beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by the Russell 2000® Index. Low beta stocks are considered to have a lower risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with low predicted betas, the Index starts with the Russell 2000 Index and ranks its constituents by predicted beta from the model. Starting with the lowest beta stock, a target portfolio is created by adding the next lowest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 2000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 2000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum. To maintain its focus on low beta stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 2000 HIGH BETA ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Small Cap High Beta Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks that are predicted to have a high beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by the Russell 2000® Index. High beta stocks are considered to have a higher risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with high predicted betas, the Index starts with the Russell 2000 Index and ranks its constituents by predicted beta from the model. Starting with the highest beta stock, a target portfolio is created by adding the next highest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 2000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 2000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum. To maintain its focus on high beta stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 2000 LOW VOLATILITY ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Small Cap Low Volatility Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with low volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historic price movement. Stocks exhibiting low volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with low historic volatility, the Index starts with the Russell 2000® Index and ranks its constituents by volatility. Starting with the lowest volatility stock, a target portfolio is created by adding the next lowest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 2000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 2000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum. To maintain its focus on low volatility stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 2000 HIGH VOLATILITY ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Small Cap High Volatility Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with high volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historic price movement. Stocks exhibiting high volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with high historic volatility, the Index starts with the Russell 2000® Index and ranks its constituents by volatility. Starting with the highest volatility stock, a target portfolio is created by adding the next highest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 2000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 2000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum. To maintain its focus on high volatility stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

RUSSELL 2000 HIGH MOMENTUM ETF

The Fund is an index-based exchange-traded fund that seeks investment results that closely correspond to the total return of the Russell-Axioma U.S. Small Cap High Momentum Index the (the “Index”). RIMCo uses a “passive” or indexing approach to try to achieve the Fund’s investment objective.

The Index seeks to deliver exposure to stocks with high medium-term momentum as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Medium-term momentum is a measure of a stock’s past price performance as measured by cumulative return over the last

250 trading days, excluding the last 20 trading days. Stocks exhibiting high momentum can be used by investors to adjust momentum exposure in a portfolio. To construct an index that tracks stocks with high historic momentum, the Index starts with the Russell 2000® Index and ranks its constituents by medium-term momentum. Starting with the highest medium-term momentum stock, a target portfolio is created by adding the next highest medium-term momentum stocks until the target portfolio has a total capitalization of 35% of the Russell 2000 Index. The Index then selects a portfolio of up to 200 stocks of the Russell 2000 Index as its constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and volatility. To maintain its focus on high momentum stocks, the Index is reconstituted monthly.

Unlike more traditional equity market indexes which seek to track the performance of a specific segment of the equity market, the Index is intended to provide a specific factor exposure. Russell Factor ETFs may be used by investors to seek to moderate the risk represented by an over or underweight to a specific factor in their portfolio rather than to seek market returns.

EXHIBIT D

Index Composition Methodology

MARCH 2011

Russell-Axioma U.S. Small and Large Cap Factor Indexes (Long Only)

Definition

Russell-Axioma U.S. Small and Large Cap Factor Indexes (Long Only) are designed to select securities that capture specific exposures to targeted factors while also accounting for portfolio management and implementation considerations such as turnover and transaction costs. Russell research suggests that returns from the U.S. markets are influenced by factors beyond market capitalization (size) and style (e.g., value and growth). Some of the most significant factors that explain the price of an equity asset are beta, volatility and momentum.

Eligible Securities

The Russell-Axioma U.S. Large Cap Factor Indexes (Long only) start with the members of the Russell 1000® Index while the Russell-Axioma U.S. Small Cap Factor Indexes (Long Only) start with the members of the Russell 2000® Index. Each small or large cap index is then reduced down to those securities that meet the requirements of the specific factor index. The resulting small or large cap factor indexes are constructed using long-only stock holdings.

Russell-Axioma U.S. Small and Large Cap Low Beta Index (Long only)

These indexes seek to deliver exposures to stocks that have a low model predicted beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by either the Russell 1000® or Russell 2000® index.

Low beta stocks are considered to have a lower risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with low predicted betas, the Index starts with the Russell 1000® or Russell 2000® index and ranks the constituents by predicted beta from the model. Starting with the lowest beta stock, a target portfolio is created by adding the next lowest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 1000® index or Russell 2000® index.

The Index then selects a portfolio of up to 200 stocks for the Russell 1000® index or a portfolio of up to 400 stocks for the Russell 2000® index as constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum.

Russell-Axioma U.S. Small and Large Cap High Beta Index (Long only)

These indexes seek to deliver exposure to stocks that have a high model predicted beta as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Beta is a measure of the sensitivity of a stock’s price to a change in the broad market price level, as represented by either the Russell 1000® or Russell 2000® Index.

High beta stocks are considered to have a higher risk profile than the overall market and can be used by investors to adjust beta exposure in a portfolio. To construct an index that tracks stocks with high predicted betas, the Index starts with the Russell 1000® or Russell 2000® Index and ranks its constituents by predicted beta from the model. Starting with the highest beta stock, a target portfolio is created by adding the next highest beta stocks until the target portfolio has a total capitalization of 35% of the Russell 1000® index or Russell 2000® index.

The Index then selects a portfolio of up to 200 stocks for the Russell 1000® index or a portfolio of up to 400 stocks for the Russell 2000® index as constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as volatility and momentum.

Russell-Axioma U.S. Small and Large Cap Low Volatility Index (Long only)

These indexes seek to deliver exposure to stocks with low volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historical price behavior over the last sixty days.

Stocks exhibiting low volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with low volatility, the Index starts with the Russell 1000® or Russell 2000® index and ranks the constituents by volatility. Starting with the lowest volatility stock, a target portfolio is created by adding the next lowest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 1000® or Russell 2000® index.

The Index then selects a portfolio of up to 200 stocks for the Russell 1000® Index or a portfolio of up to 400 stocks for the Russell 2000® index as constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum.

Russell-Axioma U.S. Small and Large Cap High Volatility Index (Long only)

These indexes seek to deliver exposure to stocks with high volatility as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon Fundamental Factor Risk model. Volatility is a measure of a stock’s price variability based on its historical price behavior over the last sixty days.

Stocks exhibiting high volatility can be used by investors to adjust volatility exposure in a portfolio. To construct an index that tracks stocks with high volatility, the Index starts with the Russell 1000® or Russell 2000® index and ranks the constituents by volatility. Starting with the highest volatility stock, a target portfolio is created by adding the next highest volatility stocks until the target portfolio has a total capitalization of 35% of the Russell 1000® or Russell 2000® index.

The Index then selects a portfolio of up to 200 stocks for the Russell 1000® Index or a portfolio of up to 400 stocks for the Russell 2000® index as constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and momentum.

Russell-Axioma U.S. Large Cap High Momentum Index (Long only)

These indexes seek to deliver exposure to stocks with high medium-term momentum as determined by a screening and ranking methodology applied to the output of the Axioma U.S. Equity Medium Horizon

Fundamental Factor Risk model. Medium-term momentum is a measure of a stock’s past performance as measured by a stock’s cumulative return over the last 250 trading days, excluding the last 20 trading days. Stocks exhibiting high momentum can be used by investors to adjust momentum exposure in a portfolio. To construct an index that tracks stocks with high momentum, the Index starts with the Russell 1000® or Russell 2000® index and ranks its constituents by medium-term momentum. Starting with the highest medium-term momentum stock, a target portfolio is created by adding the next highest medium-term momentum stocks until the target portfolio has a total capitalization of 35% of the Russell 1000® or Russell 2000® index.

The Index then selects a portfolio of up to 200 stocks of the Russell 1000® Index or a portfolio of up to 400 stocks for the Russell 2000® index as constituents to optimally track the returns of the target portfolio while managing turnover and neutralizing exposure to other factors, such as beta and volatility.

Rebalancing and Reconstitution

The Russell-Axioma U.S. Small and Large Cap Factor Indexes (Long only) are rebalanced monthly in order to maintain their focus on the factor specific to each index.

The parent index for the Russell-Axioma U.S. Large Cap Factor Indexes (Long only) is the Russell 1000® index and the parent index of the Russell-Axioma U.S. Small Cap Factor Indexes (Long only) is the Russell 2000® index. The parent indexes are reconstituted each year in June. Details of the annual reconstitution for the Russell 1000® and Russell 2000® index can be found in the Russell U.S. Indexes Construction and Methodology document available on www. Russell.com.

Index maintenance / Corporate Action-driven changes

The Russell-Axioma U.S. Small and Large Cap Indexes (Long only) are proactively maintained and reflect daily changes in the U.S. equity market. The Indexes follow the same rules for corporate actions as the Russell U.S. Equity Index series with the following exceptions:

Month-end share adjustments: Month-end changes to shares outstanding within the parent index will not be reflected directly in the Russell-Axioma Small and Large Cap Factor Indexes (Long only).

Price Adjustments: Price adjustments for rights issues will be made on the ex-date. Share increases resulting from rights being exercised will not be applied in order to minimize index turnover.

Mergers and acquisitions between index members: If both the acquiring company and the target company are current index members, and if both the target and acquirer belong to the same capitalization tier, shares of the acquirer will be adjusted by adding the target’s market capitalization. For example, if a Russell 1000® member acquires a Russell 2000® member, the shares of the Russell 1000® company will not be adjusted. However, if a Russell 1000® member acquires another Russell 1000® member, shares will be adjusted.

Details of the corporate action treatment for the Russell U.S. Equity Index series can be found in the Russell U.S. Indexes Construction and Methodology document available on www. Russell.com.

About the Russell Indexes

The Russell Indexes are a comprehensive family of U.S. and global equity indexes which allow investors to seamlessly track performance of distinct market segments worldwide. Created in 1984, the Russell Indexes have $4.0 trillion in assets are benchmarked to them. Our objective and transparent approach to index design lead to indexes that are more reflective of the market and therefore make accurate benchmarks and investment vehicles.

MARCH 2011

Russell Investment Discipline Indexes

Definition

Russell Investment Discipline Indexes are designed to select a portfolio of securities that are intended to capture the average return of professional investors following a particular investment discipline within the U.S. large cap asset class. These disciplines are more focused than traditional growth or value style investing and target more narrow subsets of stocks within these styles.

The concept of sub-styles has evolved over the years and leverages over forty years of experience that Russell analysts have in researching professional investment managers. During this time, Russell analysts have been able to identify common characteristics and preferences that some investors share when identifying attractive investment opportunities for their portfolios. Those investment managers that share common preferences have been segregated into specific peers groups of defined investment disciplines. For example, investment managers emphasizing accelerating rates of earnings growth in their process would be considered to be a different discipline than those that emphasize the consistency of earnings growth. The key characteristics used to define these disciplines were considered when creating Russell’s Investment Discipline Indexes. These indexes are a natural evolution in the approach to gauging manager performance. Russell Indexes were initially constructed to better segregate investor preferences for selecting stocks within a specific market capitalization. These indexes later evolved to consider investor preferences for growth or value characteristics when selecting stocks. This latest iteration goes one step further in targeting more nuanced strategies within the growth, value and market oriented (core) styles.

The Investment Discipline Indexes, however, are different from other Russell Indexes in that they are not purely capitalization weighted. Since the objective of these indexes is to target the return pattern of the average manager within a specific investment discipline, it was determined that applying a pure capitalization weighted approach to a subset of a Russell index would not be representative of the decisions the average manager makes within a specific investment discipline.

General Construction Approach

Russell has developed six Investment Discipline Indexes, across three styles, covering large cap U.S. equities. These six indexes are listed under their respective styles as follows:

Value	Market Oriented (Core)	Growth
Equity Income Contrarian Low P/E	Growth-at-a-Price (GARP)	Consistent Growth Aggressive Growth

A screening technique was developed to construct each Investment Discipline Index. Each Investment Discipline Index was constructed independent of the other indexes, with screening and portfolio construction criteria unique to the specific Investment Discipline Index. The factors used to identify individual securities within each Investment Discipline Index were unique to the respective discipline that was being targeted. The criteria was chosen based on Russell’s understanding of the preferences most typically emphasized by the targeted universe of managers. Stocks meeting the screening criteria were then included in the index. Sector and active weight constraints were used in some indexes while the weighting schemes were a blend of capitalization and equal weighting.

Equity Income

Russell’s Equity Income Investment Discipline Index targets companies that pay a dividend and exhibit traits that provide some level of conviction in the sustainability of the dividend along with less downside risk relative to the Russell 1000 Value® Index. While this index emphasizes dividend yield, it does not target a specific yield premium or targeted income objective.

Eligible Universe – The largest 700 stocks in the Russell 1000® Index

Emphasized Characteristics

•	Excludes those stocks in the universe that are within the highest decile of beta and earnings variability

•	Only includes stocks that pay a dividend

•	Excludes stocks that are not among the most highly valued (on a Price/Book basis) or among the highest in their long-term forecasted growth rate

•	Selects stocks with positive free cash flow. This constraint is relaxed for companies within the financial sector

•	Excludes stocks that are projected to lose money over the next twelve months

•	Excludes stocks in the bottom quintile of return-on-equity. A five-year average return-on-equity is used.

Construction

•	Constrains sector weights to be no greater than 40%.

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

•	Stocks are constrained to be no more than a 3% active weight relative to the Russell 1000 Value® Index.

Low P/E

Russell’s Low P/E Investment Discipline Index is designed to focus on stocks that are trading at the lower end of their range of historic trading multiples and/or trading at lower multiples than sector peers. Some investors look at a stock’s price-to-earnings, price-to-book, price-to-cash-flow, or price-to-sales multiples as a means of assessing its value. Over time, these multiples tend to trade within a range. Stocks that are trading at valuation ratios below that of their historical average or sector peers may be viewed as attractively valued.

Eligible Universe – All constituents in the Russell 1000 Value® Index at the time of reconstitution

Emphasized Characteristics – stocks must appear attractive on multiple characteristics from the list below:

•	Stocks with a Price/Earnings ratio (on a trailing and forward basis) below its five-year average

•	Stocks with a Price/Cash Flow ratio below its five-year average

•	Stocks with a Price/Book ratio below that of sector peers

•	Stocks with a Price/Sales ratio below that of sector peers.

Construction

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

•	Stocks are constrained to be no more than a 3% active weight relative to the Russell 1000 Value® Index.

Contrarian

Russell’s Contrarian Investment Discipline Index is designed to focus on stocks whose returns have meaningfully lagged the market and their sector peers. Contrarian stocks tend to have experienced this degree of underperformance due to deterioration in the company’s business fundamentals. Investors following this discipline see meaningful upside in a stock’s return if the business fundamentals of the company improve.

Eligible Universe – The largest 800 constituents in the Russell 1000® Index at the time of reconstitution

Emphasized Characteristics

•	Excludes stocks among the top 40% of cumulative returns over the last 5 years (among all Russell 1000 constituents)

•	Excludes stocks among the top 50% of cumulative returns over the last 4 years (among all Russell 1000 constituents)

•	Within each sector, excludes stocks among the top 10% of cumulative returns over the past 3 years (among all Russell 1000 constituents)

•	Excludes stocks in the top 10% of total return over the last month(among all Russell 1000 constituents)

•	Removes stocks in the top 40% of Price/Sales (among all Russell 1000 constituents)

Construction

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

•	The weights assigned to stocks scoring in the bottom five percentile of the Russell 1000® based on Interest Coverage Ratio (EBIT/Interest Expense) are reduced by 50%.

•	The proceeds from any stocks whose weights are reduced based on the interest coverage ratio are allocated pro rata across all other holdings.

Growth-At-a-Reasonable-Price (GARP)

Russell’s GARP Investment Discipline Index targets companies that are moderately priced based on their long term forecasted earnings growth relative to their price-to-earnings ratio. This discipline also emphasizes higher quality companies with stable balance sheets and consistent earnings trends. Investors following this type of strategy tend to prefer companies with consistent business operations that have moderate rates of growth. These investors also have some regard for valuation and therefore are more conscious of the price they pay for a stock.

Eligible Universe – The largest 800 stocks in the Russell 1000® Index

Emphasized Characteristics

•

Excludes those stocks with below average profitability and earnings variability, relative to the all Russell 1000® constituents. Profitability is defined as the average return-on-equity over the past five years.

•

Excludes stocks that within the top quintile of Price-to-Earnings/Growth (PEG) ratio (relative to all Russell 1000® constituents). PEG ratio is defined as Price/Earnings based on forecasted one-year earnings divided by a stock’s IBES long-term forecasted growth rate. For stocks where an IBES one-year growth rate is not populated, a PEG ratio based on two-year forecasted earnings is used.

•	Excludes stocks that are in the top decile of Price/Earnings (using one-year forecasted earnings) ratio among Russell 1000® constituents.

•

Selects stocks with an S&P Quality rating of B or better. For stocks that do not have an S&P quality rating, only those stocks that have a Debt/Capital ratio below the median of Russell 1000® constituents are included.

•	Excludes stocks that are among the highest 5% in dividend yield, relative to the Russell 1000® Index.

Construction

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

•	Stocks are constrained to be no more than a 3% active weight relative to the Russell 1000® Index.

Consistent Growth

Russell’s Consistent Growth Investment Discipline Index targets companies with long-term earnings growth expectations that are above that of the broad market. The consistency of historical earnings growth is also a primary consideration of investors following this type of discipline. The emphasis on consistency of earnings also results in the Index having exposure to companies with above-average levels of profitability and conservative balance sheets.

Eligible Universe – The largest 450 stocks in the Russell 1000® Index

Emphasized Characteristics

•

Excludes those stocks in the lowest three deciles (relative to all Russell 1000® constituents) of the discipline’s composite growth score. This score considers a company’s IBES mean long-term forecasted growth rate, its expected EPS growth between one year (Fiscal Year 1) and two year (Fiscal Year 2) earnings expectations, and the company’s five-year annual (historical) sales growth. In instances where there are no IBES long-term growth forecasts, the composite growth score considers the other two components.

•	Excludes companies in the bottom quintile (relative to all Russell 1000® constituents) of profitability. A company’s trailing one-year return on assets is used as a profitability measure.

•	Excludes the highest quintile of companies (relative to all Russell 1000® constituents) based on earnings variability

•	Excludes stocks that are among the highest 15% in dividend yield, relative to the Russell 1000® Index.

•	Excludes stocks with below average Price/Book ratios (relative to all Russell 1000® constituents)

•	Excludes companies in the lowest quintile of Price/Sales ratio (relative to Russell 1000® constituents).

Construction

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

•	Stocks are constrained to be no more than a 4% active weight relative to the Russell 1000 Index.

Aggressive Growth

Russell’s Aggressive Growth Investment Discipline Index targets companies with near term forecasted earnings that are expected to increase at a faster rate than those of the average company’s earnings. This approach results in the index emphasizing those companies that are perceived to have the strongest prospects for near-term earnings growth.

Eligible Universe – The largest 700 stocks in the Russell 1000® Index

Emphasized Characteristics

•

Excludes those stocks in the lowest third (relative to all Russell 1000® constituents) of the discipline’s composite growth score. This score considers a company’s IBES mean long-term forecasted growth rate, its expected EPS growth between one year (Fiscal Year 1) and two year (Fiscal Year 2) earnings expectations, and the company’s five-year annual (historical) sales growth. In instances where there are no IBES long-term growth forecasts, the composite growth score considers the other two components.

•	Excludes stocks with below average (relative to all Russell 1000 constituents) one-year (historical) sales per share growth.

•	Excludes stocks that are among the highest quintile of dividend yield, relative to the Russell 1000® Index.

•	Excludes stocks that rank among the lowest third (relative to all Russell 1000 constituents) based on Price/Book ratio.

Construction

•	A stock’s weight in the index is a blend of its market capitalization and equal weighting.

Rebalancing and Reconstitution

The Russell Investment Discipline Indexes are rebalanced as follows:

Index	Rebalance schedule
Russell Aggressive Growth Index	Quarterly – March, June , September, December

Russell Consistent Growth Index	Quarterly – March, June , September, December

Russell Growth at a Reasonable Price Index	Quarterly – March, June , September, December

Russell Equity Income Index	Quarterly – March, June , September, December

Russell Low P/E Index	Quarterly – March, June , September, December

Russell Contrarian Index	Semi Annual – May, November

Newly rebalanced indexes are announced on the 3rd business day following the quarter-end. The newly rebalanced index is effective at the open of the 5th business day after quarter-end.

The parent index for all of the Russell Investment Discipline Indexes is the Russell 1000® Index, and it is reconstituted each year in June. June re-weighting for the Russell Investment Discipline Indexes is done at the same time as the annual reconstitution of the parent index. Details for the annual reconstitution of the Russell 1000® can be found in the Russell U.S. Indexes Construction and Methodology document available on www.Russell.com.

Index maintenance / Corporate Action-driven changes

The Russell Investment Discipline Indexes are proactively maintained and reflect daily changes in the U.S. equity market. The Indexes follow the same rules for corporate actions as the Russell 1000® Index series with the following exceptions:

Month-end share adjustments: Month-end changes to shares outstanding within the parent index will not be reflected in the Russell Investment Discipline Indexes. However, month-end shares will be updated during the quarterly index re-weighting.

Price Adjustments: Price adjustments for rights issues will be made on the ex-date. Share increases resulting from rights being exercised will not be applied in order to minimize index turnover.

Mergers and acquisitions between index members: If both the acquiring company and the target company are current index members, and, if both the target and acquirer belong to the same capitalization tier, shares of the acquirer will be adjusted by adding the target’s market capitalization. For example, if a Russell 1000® member acquires a Russell 2000® member, the shares of the Russell 1000® company will not be adjusted. However, if a Russell 1000® member acquires another Russell 1000® member, shares will be adjusted.

Details of the corporate action treatment for the Russell 1000® can be found in the Russell U.S. Indexes Construction and Methodology document available on www.Russell.com.

About the Russell Indexes

The Russell Indexes are a comprehensive family of U.S. and global equity indexes which allow investors to seamlessly track performance of distinct market segments worldwide. Created in 1984, the Russell Indexes have $4.0 trillion in assets are benchmarked to them. Our objective and transparent approach to index design lead to indexes that are more reflective of the market and therefore make accurate benchmarks and investment vehicles.